Exhibit 99.8

NICE Launches its New Version of NICE Workforce Management
Solution to Improve Productivity and Operational Efficiency across the Enterprise

Latest release of WFM solution further improves synergy and time savings, lowers TCO and features better usability for managing time off

Paramus, New Jersey, May 24, 2016 – NICE Systems (NASDAQ: NICE) today announced the latest release of NICE WFM, which provides tighter integration with other NICE solutions for improved synergy, security, time savings and lower total cost of ownership.

Enhanced usability for managing time off increases accuracy particularly in today’s flexible environments where agents’ days off and day lengths vary. This also benefits the back office by ensuring more consistent handle time times. These capabilities, together with the following new features, significantly improve productivity and operational efficiency across the organization.

•	Increased granularity for Time-Off Manager — Agents and supervisors can now request and manage time off according to hours, instead of days, providing a more practical solution for today’s scheduling needs

•	Greater capabilities with Work Journal — Employees and supervisors can enter in bulk the amount of work completed per day to quantify work volume for “off-desktop” type activities, and entered history can be used downstream for forecasting and scheduling

•	New time standards for forecasting — Administrators can enter a “standard” value once and use it for all future forecasts. They can set a day of week or time of day which is very useful when handle data is not easily retrievable from various customer systems

•	Improved long-range planning with Employee Engagement Manager — Agents and users will enjoy an enhanced UI and the new API’s tighter integration for long-range planning.

Miki Migdal, President of the NICE Enterprise Product Group:
“This latest version of our Workforce Management solution reflects NICE’s commitment to helping our customers achieve their business goals by providing flexible, agent-centered solutions that reflect current trends in employee engagement and enable users to deliver the best possible customer experience. Developed by paying close attention to our customers’ evolving needs, these new features underscore our market leadership position.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.